EIGER ANNOUNCES FIRST QUARTER RESULTS

Toronto, February 26, 2003 /CNW/-- Eiger Technology, Inc. (TSX: AXA, OTCBB:
ETIFF) is pleased to report results for the first quarter of fiscal year 2003. Revenues for the three months ending December 31 2002 increased 20% to $5.8 million from $4.8 million during the same period last year, due largely to growth at Onlinetel and Eiger Net. In addition, the loss from operations decreased by 14.4% to $1.2 million for the three months ending December 31 2002 compared to $1.5 million during the same period last year. Net loss for the quarter was $1 million or ($0.03) per diluted share, compared to a loss of $0.8 million or ($0.02) per diluted share during the same quarter last year.

Cash flow from operating activities improved dramatically to $2.5 million for the quarter compared with $1.2 million during the same quarter last year. Cash equivalents and working capital at December 31 2002 were $1.6 million and $1.8 million respectively as compared to $3.6 million and $4.9 million at September 30 2002 due to both the purchase of $1.7 million in new telephone sub-assembly equipment at Eiger Net which is expected to result in additional manufacturing contracts to those previously announced, and the elimination of $2.5 million of bank debt.

Onlinetel continues to post impressive growth, with revenues of over $1 million for the quarter compared with $370,000 during the comparable quarter last year and $800,000 for the quarter ending September 30 2002. In addition, due to manufacturing contracts announced on September 18 2002, Eiger Net posted strong revenue growth of 45% to $2.6 million for the quarter ending December 31 2002 compared to $1.8 million during the same quarter last year.

 "Over the past year and a half we have positioned Eiger to be at the forefront of, and to be able to capitalize on, emerging telephony trends from VoIP in North America to the growth of wireless telephony in emerging economies such as China," said Gerry Racicot, CEO of Eiger. "This past quarter represents the first of many expected milestones from this strategy," added Mr. Racicot. "Revenue growth is strong and over 62% of Eiger's revenues now come from Onlinetel and Eiger Net compared with 45% last year. And we expect the current momentum at Onlinetel and Eiger Net to continue in Q2 and throughout 2003."


Eiger Technology, Inc., headquartered in Toronto, Ontario is a publicly traded company listed on the Toronto Stock Exchange. Visit Eiger Technology, Inc's. Website at www.eigertechnology.com. For more information please contact, Roland
P. Austrup, Vice-President at (416) 216-8659.


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The management of the company, who take full responsibility for its content, prepared this press release. The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release. This press release contains forward-looking statements relating to future events and results that are based on Eiger's current expectations. These statements involve risks and uncertainties including, without limitation, Eiger's ability to successfully develop and market its products, consumer acceptance of such products, competitive pressures relating to price reductions, new product introductions by third parties, technological innovations, and overall market conditions. Consequently, actual events and results in future periods may differ materially from those currently expected.